UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER, 2005

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #103 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F.

Form 20-F     X                       Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______                       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form includes the following exhibits:

Exhibit 99.1	Consolidated Financial Statements for Years ended July 31, 2005, 2004 and 2003.

Exhibit 99.2	Interim Consolidated Financial Statements for the three months ended October 31, 2005 and 2004

Exhibit 99.3	Management’s Discussion and Analysis for the three months ended October 31, 2005 and 2004

Exhibit 99.4	Interim Consolidated Financial Statements for the six months ended January 31, 2006 and 2005

Exhibit 99.5	Management’s Discussion and Analysis for the six months ended January 31, 2006 and 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:            April 26, 2006

         ThrillTime Entertainment International, Inc.

By:

/s/  “Ben Catalano”

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Ben Catalano

President